================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)

                         ______________________________

                              HERCULES INCORPORATED
                                (Name of Issuer)

Common Stock, $25/48 stated value per share                         427056106
      (Title of class of securities)                              (CUSIP number)

                            Richard A. Weinberg, Esq.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 12, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

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-------------------------------------------------------               -----------------------------------------------------------
CUSIP No. 427056106                                          13D                                                Page 2 of 9 Pages
-------------------------------------------------------               -----------------------------------------------------------

----------------------    ------------------------------------------------------- -----------------------------------------------
          1               NAME OF REPORTING PERSON                                                        ISP INVESTCO LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a)   [ ]
                                                                                                              (b)   [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                           OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          9,893,700
       SHARES

     BENEFICIALLY         -------------------     -------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                                                0

         EACH
      REPORTING           -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                     9,893,700
     PERSON WITH

----------------------    -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              9,893,700
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                    [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     9.06%

----------------------    ------------------------------------------------------- -----------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                  OO

----------------------    ------------------------------------------------------- -----------------------------------------------

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-------------------------------------------------------               -----------------------------------------------------------
CUSIP No. 427056106                                          13D                                                Page 3 of 9 Pages
-------------------------------------------------------               -----------------------------------------------------------

----------------------    ------------------------------------------------------- -----------------------------------------------
          1               NAME OF REPORTING PERSON                                          INTERNATIONAL SPECIALTY HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a)   [ ]
                                                                                                              (b)   [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                           OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
       SHARES

     BENEFICIALLY         -------------------     -------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                                        9,893,700

         EACH
      REPORTING           -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0
     PERSON WITH

----------------------    -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [  ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     9.06%

----------------------    ------------------------------------------------------- -----------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                  CO

----------------------    ------------------------------------------------------- -----------------------------------------------

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-------------------------------------------------------               -----------------------------------------------------------
CUSIP No. 427056106                                          13D                                                Page 4 of 9 Pages
-------------------------------------------------------               -----------------------------------------------------------

----------------------    ------------------------------------------------------- -----------------------------------------------
          1               NAME OF REPORTING PERSON                                          INTERNATIONAL SPECIALTY PRODUCTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a)   [ ]
                                                                                                              (b)   [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                           OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
       SHARES

     BENEFICIALLY         -------------------     -------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                                        9,893,700

         EACH
      REPORTING           -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0
     PERSON WITH

----------------------    -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [  ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     9.06%

----------------------    ------------------------------------------------------- -----------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                  CO

----------------------    ------------------------------------------------------- -----------------------------------------------

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CUSIP No. 427056106                                          13D                                                Page 5 of 9 Pages
-------------------------------------------------------               -----------------------------------------------------------

----------------------    ------------------------------------------------------- -----------------------------------------------
          1               NAME OF REPORTING PERSON                                                             SAMUEL J. HEYMAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a)   [ ]
                                                                                                              (b)   [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                           OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                            [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     USA
----------------------    -------------------------------------------------------------------------------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
       SHARES

     BENEFICIALLY         -------------------     -------------------------------------------------------------------------------
       OWNED BY                   8               SHARED VOTING POWER:                                        9,893,700

         EACH
      REPORTING           -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0
     PERSON WITH

----------------------    -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            9,893,700

----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                   [  ]

----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     9.06%

----------------------    ------------------------------------------------------- -----------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                  IN
----------------------    ------------------------------------------------------- -----------------------------------------------

         This Amendment No. 13 ("Amendment No. 13") is being filed by and on behalf of ISP Investco LLC, a Delaware limited liability company ("Investco"), International Specialty Holdings Inc., a Delaware corporation ("Holdings"), International Specialty Products Inc., a Delaware corporation ("ISP"), and Samuel J. Heyman ("Mr. Heyman" and, collectively with ISP, Investco and Holdings, the "Reporting Persons"), and it amends the statement of beneficial ownership on Schedule 13D ("Schedule 13D") filed on July 24, 2000, as amended by Amendment No. 1 filed on October 11, 2000, Amendment No. 2 filed on January 23, 2001, Amendment No. 3 filed on February 7, 2001, Amendment No. 4 filed on February 20, 2001, Amendment No. 5 filed on February 28, 2001, Amendment No. 6 filed on March 7, 2001, Amendment No. 7 filed on March 9, 2001, Amendment No. 8 filed on March 12, 2001, Amendment No. 9 filed on April 4, 2001, Amendment No. 10 filed on April 11, 2001, Amendment No. 11 filed on April 13, 2001, and Amendment No. 12 filed on August 2, 2001, by and on behalf of ISP Chemco Inc., formerly ISP Opco Holdings Inc. ("ISP Chemco"), ISP Investments Inc. ("ISP Investments")* and ISP with respect to the ownership of common stock, stated value $25/48 per share ("Common Stock"), of Hercules Incorporated ("Hercules" or the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended and supplemented as follows:

         Investco, Holdings and ISP have their principal place of business at 300 Delaware Avenue, Wilmington, Delaware 19801. The business address of Mr. Heyman is 1361 Alps Road, Wayne, New Jersey 07470.

         The business of Investco consists primarily of holding investments for Holdings and ISP, including the Shares (as such term is defined in Item 5 below). The business of Holdings consists primarily of owning 100% of the outstanding capital stock of Investco and ISP Chemco Inc. Holdings is a wholly-owned subsidiary of ISP and is Investco's sole member. The business of ISP consists primarily of owning 100% of the outstanding shares of capital stock of Holdings.

         Mr. Heyman may be deemed to beneficially own (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) approximately 81% of the outstanding shares of common stock of ISP. Such beneficial ownership consists of ISP shares held through a limited partnership and two limited liability companies with respect to which Mr. Heyman has sole voting and investment power, shares owned by a charitable foundation of which Mr. Heyman is a director and president, and shares subject to options under ISP stock option plans that are currently exercisable or will become exercisable within 60 days. Mr. Heyman is the Chairman of the Board of ISP.

         On November 8, 2002, ISP and International Specialty Products Holdings Inc. ("ISPH"), a Delaware corporation 100% of the common stock of which is beneficially owned by Mr. Heyman, entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which ISPH would merge with and into ISP (the "Merger"), with ISP as the surviving corporation, on the terms and subject to the conditions set forth therein. Upon consummation, Mr. Heyman may be deemed to beneficially own 100% of the outstanding shares of common stock of ISP. Completion of the Merger is subject to certain closing conditions, including approval by holders of a majority of ISP's outstanding shares and by holders of a majority of the votes cast by holders of shares not beneficially owned by Mr. Heyman or the directors or officers of ISP.

_____________________

* ISP Chemco and ISP Investments were both former reporting persons under the
Schedule 13D, as previously amended. See Item 5 below.

         The name, business address and citizenship of the sole member of Investco is set forth on Schedule A hereto.

         The name, position, business address and citizenship of each director and executive officer of Holdings are set forth on Schedule B hereto.

         The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule C hereto.

         Mr. Heyman is a citizen of the United States.

         None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

         Consistent with the Reporting Persons' interest in protecting and enhancing their investment in the Company, the Reporting Persons have under consideration whether to propose nominees for election to the Company's Board of Directors at the 2003 annual meeting of stockholders (and solicit proxies in connection therewith), although no decision has been made in this regard. In connection with their consideration, the Reporting Persons are engaging in discussions with advisors, potential director nominees and others.

ITEM 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

         As of the filing of this Amendment No. 13, the Reporting Persons beneficially owned (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 9,893,700 shares of Common Stock (the "Shares"), representing approximately 9.06% of the shares of Common Stock outstanding on October 31, 2002 (based on 109,201,969 shares of Common Stock outstanding as of such date, as set forth in the Company's Form 10-Q/A for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on December 12, 2002). Investco has direct beneficial ownership of all Shares.

         ISP owns all of the issued and outstanding stock of Holdings. Holdings and Investco were formed during 2001 in connection with an internal restructuring that was completed in June 2001. Holdings is the sole member of Investco. In the restructuring, the shares of Common Stock then held by ISP Investments, and which ISP Chemco may have been deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act), were transferred, through a series of internal transactions, to Investco.

         Investco has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares. Holdings, by virtue of being the sole member of Investco, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Shares. ISP, by virtue of its ownership of all of the outstanding common stock of Holdings, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Shares. Mr. Heyman, by virtue of his deemed beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of approximately 81% of the outstanding shares of common stock of ISP and his proposed acquisition of beneficial ownership of the remaining 19% of the outstanding shares of common stock of ISP pursuant to the Merger Agreement, may be deemed to own beneficially (solely for purposes of Rule 13d-3 under the Exchange Act) the Shares.

             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 12, 2003


                      ISP INVESTCO LLC
                       By:  International Specialty Holdings Inc.,
                       its Sole Member


                      By:    /s/ Richard A. Weinberg
                             -----------------------------------------
                             Richard A. Weinberg
                             Executive Vice President, General Counsel
                             and Secretary



                      INTERNATIONAL SPECIALTY HOLDINGS INC.


                      By:    /s/ Richard A. Weinberg
                             -----------------------------------------
                             Richard A. Weinberg
                             Executive Vice President, General Counsel
                             and Secretary



                      INTERNATIONAL SPECIALTY PRODUCTS INC.


                      By:    /s/ Richard A. Weinberg
                             -----------------------------------------
                             Richard A. Weinberg
                             Executive Vice President, General Counsel
                             and Secretary



                             /s/ Samuel J. Heyman
                             -----------------------------------------
                             Samuel J. Heyman

                                   SCHEDULE A

         ISP Investco LLC does not have executive officers and directors. All actions taken for and on behalf of ISP Investco LLC are done by its sole member, International Specialty Holdings Inc., a Delaware corporation whose business address is 300 Delaware Avenue, Wilmington, Delaware 19801. The names and positions of the executive officers and directors of International Specialty Holdings Inc. are listed in Schedule B hereto.

                                   SCHEDULE B

         The name and position of the directors and executive officers of International Specialty Holdings Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470. All executive officers and directors are citizens of the United States.

Name                                        Position
----                                        --------

Samuel J. Heyman             Director and Chairman

Sunil Kumar                  Director, President and Chief Executive Officer

Richard A. Weinberg          Director, Executive Vice President, General Counsel
                             and Secretary

Susan B. Yoss                Executive Vice President-Finance and Treasurer

Neal E. Murphy               Senior Vice President and Chief Financial Officer

                                   SCHEDULE C


         The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                      Position
----                      --------

Samuel J. Heyman          Director and Chairman

Sunil Kumar               Director, President and Chief Executive Officer

Richard A. Weinberg       Executive Vice President, General Counsel and
                          Secretary

Susan B. Yoss             Executive Vice President-Finance and Treasurer

Neal E. Murphy            Senior Vice President and Chief Financial Officer

Robert Englander          Director

Sanford Kaplan            Director

Burt Manning              Director

Alan M. Meckler           Director

Mr. Englander is the Chairman of the Board and Chief Executive Officer of Belvoir Publications, a publisher of magazines, books and newsletters, the address of which is 970 Park Avenue, Penthouse North, New York, New York 10028.

Mr. Kaplan is a private investor and consultant with a business address of 10128 Empyrean Way, #303, Los Angeles, California 90067.

Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 105 East 67th Street, New York, New York 10021.

Mr. Meckler is the Chairman and Chief Executive Officer of Jupitermedia Group, Inc., a provider of global real-time news and information resources for the internet industry, whose business address is 23 Old Kings Highway South, Darien, Connecticut 06820.